Manager Directed Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 28, 2018

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	MANAGER DIRECTED PORTFOLIOS (the "Trust")
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897

Dear Ms. Fettig:

This correspondence is being filed in response to the oral comments provided to Rachel Spearo and Alyssa Bernard of U.S. Bank Global Fund Services on October 31, 2018 regarding your review of the recent shareholder reports filed on Form N-CSR, prospectuses and fund websites for two series of the Trust: the Pemberwick Fund and the Hood River Small-Cap Growth Fund (each, a "Fund," and collectively, the "Funds").  For your convenience in reviewing the Trust's responses, your comments are included in bold typeface, immediately followed by the Trust's responses.

The Trust's responses to your comments are as follows:

Comments with respect to the Pemberwick Fund Annual Report for the period ended March 31, 2018:

1.
Comment:          Management's Discussion of Fund Performance ("MDFP") clarifies that a benchmark index does not reflect any expenses or transaction costs.   However, since it is impossible to invest directly in an index, fund expenses will always be a factor in returns for the Fund.  Please delete the sentence, "Pemberwick generated a return before expenses but after transaction costs of 1.34% for the twelve months ended March 31, 2018 and 1.54% since inception," in Management's Discussion of Fund Performance.

Response:	The Trust responds by supplementally stating that statement will be removed from the MDFP in future filings.

2.
Comment:          On the Schedule of Investments for the fiscal year ended March 31, 2018, the Total Interest Income presented in note (g) does not match the Interest income from affiliated securities presented in the Statement of Operations for the fiscal year ended March 31, 2018.

Response:
The affiliated security information listed on the Schedule of Investments is broken out so that a shareholder can see the various components that comprise the activity in those holdings during the period (e.g., purchases, sales, amortization, change in unrealized appreciation/depreciation, and realized gains/losses). The amortization is broken out separately for each affiliated security, as opposed to netting it against the Interest Income presented in the Statement of Operations. A shareholder can arrive at the $24,453 amount listed in the Statement of Operations by offsetting each holding's net income of $1,650 and $23,564 listed on the Schedule of Investments with the corresponding amortization amounts of $548 and $213, respectively.

3.
Comment:          The Registration Statement states that the Fund is a non-diversified fund. Please note that the Staff's position that if a non-diversified fund is operated as a diversified fund for a period of three years, it has become a de facto diversified fund and may not operate as a non-diversified fund without seeking a shareholder vote to change its policies to operate as a non-diversified fund.

Response:
The Trust acknowledges the Staff's position that if a non-diversified fund is operated as a diversified fund for a period of three years, it has become a de facto diversified fund and may not operate as a non-diversified fund without seeking a shareholder vote to change its policies to operate as a non-diversified fund. The Trust supplementally notes that the Fund currently qualifies as a non-diversified fund and did not previously operate as a diversified fund for a period of three years or longer.

Comments with respect to the Hood River Small-Cap Growth Fund Annual Report for the period ended June 30, 2018:

1.
Comment:          The Staff notes that the Sector Allocation of Portfolio Assets shows that the Fund has 26.5% of its portfolio securities in the health care sector. Please add sector risk and health care sector risk as principal investment risks in the Fund's prospectus.

Response: The Trust has included the requested disclosures in the Fund's prospectus filed via EDGAR pursuant to Rule 497(c) of the Securities Act of 1933, as the definitive form of its Prospectus for the Fund dated October 31, 2018.

2.
Comment:          The Staff notes that the Fund discloses exposure to derivatives as a principal investment strategy and Derivatives Risk as a principal investment risk in the Fund's prospectus, but the Schedule of Investments does not list any derivatives holdings. If the Fund has no intention of investing in derivative instruments, consider removing derivatives exposure and risk as a principal investment strategy and risk.

Response:           The Trust responds by supplementally stating it will review the Fund's investment strategies and risks and consider whether it is appropriate to continue to disclose exposure to derivatives as a principal investment strategy and risk in the prospectus to be included with the next amendment to the Fund's registration statement. If the Trust determines that exposure to such instruments is not a principal investment strategy or risk of the Fund, it will revise the appropriate disclosures in future filings.

Comments with respect to both Funds:

1.
Comment:          With respect to the Pemberwick Fund, the Staff notes that the investment adviser voluntarily waives 10 basis points of the annual investment advisory fee the investment adviser is entitled to receive from the Fund pursuant to the advisory agreement between the investment adviser and the Fund. Please confirm whether the Pemberwick Fund's investment adviser may recoup the waived fees.

With respect to the Hood River Small-Cap Growth Fund, the Staff notes that the investment adviser has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Fund to limit the total annual fund operating expenses (excluding taxes, Rule 12b-1 fees, shareholder servicing fees, extraordinary expenses, brokerage commissions, interest and acquired fund fees and expenses) to 0.99% for each of the Fund's share classes, and that the waivers and reimbursements will remain in effect through December 31, 2020, unless terminated sooner by mutual agreement of the Fund's Board of Trustees and the investment adviser. Please confirm whether the Hood River Small-Cap Growth Fund's investment adviser may recoup the waived fees.

Response:
The Trust confirms that the waived portion of the annual investment advisory fee may not be recouped by the Pemberwick Fund's investment adviser. The Trust also confirms that waivers of advisory fees and reimbursements of certain expenses to limit the total annual fund operating expenses (excluding taxes, Rule 12b-1 fees, shareholder servicing fees, extraordinary expenses, brokerage commissions, interest and acquired fund fees and expenses) may not be recouped by the Hood River Small-Cap Growth Fund's investment adviser. The Trust responds by supplementally stating it will affirmatively so state in future filings that the waivers/reimbursements by the investment advisers are not subject to recoupment.

2.	Comment: Item 4 of Form N-CSR discloses the payment of tax fees by the Fund. In future filings, please describe the services covered by these tax fees.

Response:	The Trust responds by supplementally stating that the payment of tax fees by the Fund will describe the services covered by these tax fees.

If you have any additional questions or require further information, please contact Alyssa Bernard at (414) 765-6316.

Sincerely,

/s/ Douglas J. Neilson
Douglas J. Neilson
President
Manager Directed Portfolios